UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934 Amendment No. 3
ELAN CORPORATION, PLC
(Name of Subject Company (Issuer))

ECHO PHARMA ACQUISITION LIMITED
(Names of Filing Persons (Offeror))

ECHO ACQUISITION LUX THREE SARL ECHO ACQUISITION LUX TWO SARL ECHO ACQUISITION LUX ONE SARL RPI INTERNATIONAL PARTNERS, LP PHARMA MANAGEMENT, LLC RP MANAGEMENT, LLC
(Names of Filing Persons (Other Persons))
Ordinary Shares, par value €0.05 each
(Title of Class of Securities)
G29539106
(Cusip Number of Class of Securities)
American Depositary Shares, each representing one Ordinary Share
(Title of Class of Securities)
284131208
(Cusip Number of Class of Securities)
George Lloyd Echo Pharma Acquisition Limited c/o RP Management, LLC 110 East 59th St., Suite 3300 New York, New York 10022 Telephone: (212) 882-0200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
Phillip R. Mills Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
$6,548,869,762.50	$893,265.84

*     Estimated for purposes of calculating the filing fee only.  The amount assumes the purchase of 523,909,581 ordinary shares, nominal value  €0.05 per share, at $12.50 per share.  This includes (i) 510,335,880 ordinary shares (including ordinary shares represented by American Depositary Shares) outstanding as of May 13, 2013 as set forth in the target’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on May 15, 2013 and (ii) 13,573,701 ordinary shares issuable pursuant to the exercise or vesting of options and restricted stock units (including only options with an exercise price at or below $12.50) as disclosed by the target.

**   The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.00013640.

☑   Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$801,436.61	Filing Party:	Echo Pharma Acquisition Limited
Form or Registration No.:	SC TO-T	Date Filed:	May 2, 2013

Amount Previously Paid:	$91,829.23	Filing Party:	Echo Pharma Acquisition Limited
Form or Registration No.:	SC TO-T/A	Date Filed:	May 20, 2013

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☑  third-party tender offer subject to Rule 14d-1.
☐   issuer tender offer subject to Rule 13e-4.
☐   going-private transaction subject to Rule 13e-3.
☐   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Items 1 through 9, and Item 11.

This Amendment No. 3 to Tender Offer Statement on Schedule TO amends and supplements the statement (as amended, the “Schedule TO”) originally filed on May 2, 2013, as amended by Amendment No. 1 thereto filed on May 20, 2013 and Amendment No. 2 thereto filed on May 23, 2013, by Echo Pharma Acquisition Limited (“Royalty Pharma”), Echo Acquisition Lux Three Sarl, Echo Acquisition Lux Two Sarl, Echo Acquisition Lux One Sarl, RPI International Partners, LP, Pharma Management, LLC and RP Management, LLC.  The Schedule TO relates to the offer by Royalty Pharma to purchase all of the issued and to be issued ordinary shares, nominal value €0.05 per share (the “Elan Shares”) of Elan Corporation, plc, at a price per share of $12.50, upon the terms and subject to the conditions set forth in the Cash Offer, dated May 2, 2013, as amended by the Increased All Cash Offer, dated May 23, 2013 (as amended, the “Cash Offer”), a copy of which is attached hereto as Exhibit (a)(1)(S), and in the related revised forms of acceptance and ADS letter of transmittal, copies of which are attached hereto as Exhibits (a)(1)(T), (a)(1)(U) and (a)(1)(V), which, together with any amendments or supplements thereto, collectively constitute the “Offer.”

The information set forth in the Cash Offer, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO, except as otherwise set forth below.

Item 10.  Financial Statements.

Not applicable.

Item 12.  Exhibits.

“Item 12. Exhibits” of the Schedule TO is hereby amended and restated as follows:

Exhibit No.	Description
(a)(1)(A)	Cash Offer, dated May 2, 2013.*
(a)(1)(B)	Form of Acceptance for Holders of Certificated Elan Shares.*
(a)(1)(C)	Form of Acceptance for Holders of Elan Shares Through CREST.*
(a)(1)(D)	Form of ADS Letter of Transmittal.*
(a)(1)(E)	Form of Letter to Brokers, Dealers, Etc.*
(a)(1)(F)	Form of Letter to Clients.*
(a)(1)(G)
Announcement by Royalty Pharma issued pursuant to Rule 2.4 of the Irish Takeover Rules on February 25, 2013, incorporated by reference to Schedule TO-C filed by RP Management, LLC on February 25, 2013.*

(a)(1)(H)	Announcement by Royalty Pharma issued on May 6, 2013, incorporated by reference to Schedule TO-C filed by RP Management, LLC on March 6, 2013.*
(a)(1)(I)	Presentation by Royalty Pharma made available on March 6, 2013, incorporated by reference to Schedule TO-C filed by RP Management, LLC on March 6, 2013.*
(a)(1)(J)	Announcement by Royalty Pharma issued on April 3, 2013, incorporated by reference to Schedule TO-C filed by RP Management, LLC on April 3, 2013.*
(a)(1)(K)	Presentation by Royalty Pharma made available on April 15, 2013, incorporated by reference to Schedule TO-C filed by RP Management, LLC on April 15, 2013.*
(a)(1)(L)	Announcement issued pursuant to Rule 2.5 of the Irish Takeover Rules issued on April 15, 2013, incorporated by reference to Schedule TO-C filed by RP Management, LLC on April 15, 2013.*
(a)(1)(M)	Press Release issued by Royalty Pharma on May 2, 2013.*
(a)(1)(N)	Summary Advertisement as published in The New York Times on May 2, 2013.*
(a)(1)(O)	Summary Advertisement as published in The Irish Examiner and The Irish Independent on May 2, 2013.*
(a)(1)(P)	Announcement issued pursuant to Rule 2.5 of the Irish Takeover Rules issued on

May 20, 2013.*
(a)(1)(Q)	Press Release issued by Royalty Pharma on May 20, 2013.*
(a)(1)(R)	Letter to Elan Stockholders from Pablo Legorreta, dated May 23, 2013.*
(a)(1)(S)	Increased All Cash Offer, dated May 23, 2013.*
(a)(1)(T)	Revised Form of Acceptance for Holders of Certificated Elan Shares.*
(a)(1)(U)	Revised Form of Acceptance for Holders of Elan Shares Through CREST.*
(a)(1)(V)	Revised Form of ADS Letter of Transmittal.*
(a)(1)(W)	Revised Form of Letter to Brokers, Dealers, Etc.*
(a)(1)(X)	Revised Form of Letter to Clients. *
(a)(1)(Y)	Announcement issued pursuant to Rule 2.4 of the Irish Takeover Rules issued on May 23, 2013.*
(a)(1)(Z)	Press Release issued by Royalty Pharma on May 23, 2013.*
(a)(1)(AA)	Summary Advertisement as published in The Irish Examiner and The Irish Independent on May 23, 2013.*
(a)(1)(BB)	Announcement issued pursuant to Rule 17.1 and Rule 2.9 of the Irish Takeover Rules on May 24, 2013.
(a)(1)(CC)	Press Release issued by Royalty Pharma on May 24, 2013.
(b)(1)
Form of Senior Secured Bridge Credit Agreement, among State Street Custodial (Ireland) Limited, solely in its capacity as trustee of Royalty Pharma Investments (the “Bridge Credit Borrower”), certain affiliates of the Bridge Credit Borrower from time to time party thereto, each lender from time to time party thereto, Bank of America, N.A., as administrative agent, and JPMorgan Chase Bank, N.A. as syndication agent.*

(b)(2)
Form of Amended and Restated Credit Agreement, among RPI Finance Trust (the “A&R Credit Borrower”), certain affiliates of the A&R Credit Borrower from time to time party thereto, each lender from time to time party thereto, Bank of America, N.A., as administrative agent, and JPMorgan Chase Bank, N.A., as syndication agent.*

(b)(3)
Amended Form of Senior Secured Bridge Credit Agreement, among State Street Custodial (Ireland) Limited, solely in its capacity as trustee of Royalty Pharma Investments (the “Bridge Credit Borrower”), certain affiliates of the Bridge Credit Borrower from time to time party thereto, each lender from time to time party thereto, Bank of America, N.A., as administrative agent, and JPMorgan Chase Bank, N.A. as syndication agent.*

(b)(4)
Amended Form of Amended and Restated Credit Agreement, among RPI Finance Trust (the “A&R Credit Borrower”), certain affiliates of the A&R Credit Borrower from time to time party thereto, each lender from time to time party thereto, Bank of America, N.A., as administrative agent, and JPMorgan Chase Bank, N.A., as syndication agent.*

(b)(5)
Second Amended Form of Senior Secured Bridge Credit Agreement, among State Street Custodial (Ireland) Limited, solely in its capacity as trustee of Royalty Pharma Investments (the “Bridge Credit Borrower”), certain affiliates of the Bridge Credit Borrower from time to time party thereto, each lender from time to time party thereto, Bank of America, N.A., as administrative agent, and JPMorgan Chase Bank, N.A. as syndication agent.*

(b)(6)
Second Amended Form of Amended and Restated Credit Agreement, among RPI Finance Trust (the “A&R Credit Borrower”), certain affiliates of the A&R Credit Borrower from time to time party thereto, each lender from time to time party thereto, Bank of America, N.A., as administrative agent, and JPMorgan Chase Bank, N.A., as syndication agent.*

(d)	Not applicable.

(g)	Not applicable.
(h)	Not applicable.

*Previously Filed

Item 13.  Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  May 24, 2013

Echo Pharma Acquisition Limited

By:	/s/ Pablo Legorreta
	Name:	Pablo Legorreta
	Title:	Director

Echo Acquisition Lux Three Sarl

By:	/s/ Hugo Froment
	Name:	Hugo Froment
	Title:	Manager

By:	/s/ Andrew O’Shea
	Name:	Andrew O’Shea
	Title:	Manager

Echo Acquisition Lux Two Sarl

By:	/s/ Hugo Froment
	Name:	Hugo Froment
	Title:	Manager

By:	/s/ Andrew O’Shea
	Name:	Andrew O’Shea
	Title:	Manager

Echo Acquisition Lux One Sarl

By:	/s/ Hugo Froment
	Name:	Hugo Froment
	Title:	Manager

By:	/s/ Andrew O’Shea
	Name:	Andrew O’Shea
	Title:	Manager

RPI International Partners, LP

By:	Pharmaceutical Investors, LP, Managing General Partner

By:	Pharma Management, LLC, General Partner

By:	/s/ Pablo Legorreta
	Name:	Pablo Legorreta
	Title:	Member

Pharmaceutical Investors, LP

By:	Pharma Management, LLC, General Partner

By:	/s/ Pablo Legorreta
	Name:	Pablo Legorreta
	Title:	Member

Pharma Management, LLC

By:	/s/ Pablo Legorreta
	Name:	Pablo Legorreta
	Title:	Member

RP Management, LLC

By:	/s/ Pablo Legorreta
	Name:	Pablo Legorreta
	Title:	Chief Executive Officer and Managing Member

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Cash Offer, dated May 2, 2013.*
(a)(1)(B)	Form of Acceptance for Holders of Certificated Elan Shares.*
(a)(1)(C)	Form of Acceptance for Holders of Elan Shares Through CREST.*
(a)(1)(D)	Form of ADS Letter of Transmittal.*
(a)(1)(E)	Form of Letter to Brokers, Dealers, Etc.*
(a)(1)(F)	Form of Letter to Clients.*
(a)(1)(G)
Announcement by Royalty Pharma issued pursuant to Rule 2.4 of the Irish Takeover Rules on February 25, 2013, incorporated by reference to Schedule TO-C filed by RP Management, LLC on February 25, 2013.*

(a)(1)(H)	Announcement by Royalty Pharma issued on May 6, 2013, incorporated by reference to Schedule TO-C filed by RP Management, LLC on March 6, 2013.*
(a)(1)(I)	Presentation by Royalty Pharma made available on March 6, 2013, incorporated by reference to Schedule TO-C filed by RP Management, LLC on March 6, 2013.*
(a)(1)(J)	Announcement by Royalty Pharma issued on April 3, 2013, incorporated by reference to Schedule TO-C filed by RP Management, LLC on April 3, 2013.*
(a)(1)(K)	Presentation by Royalty Pharma made available on April 15, 2013, incorporated by reference to Schedule TO-C filed by RP Management, LLC on April 15, 2013.*
(a)(1)(L)	Announcement issued pursuant to Rule 2.5 of the Irish Takeover Rules issued on April 15, 2013, incorporated by reference to Schedule TO-C filed by RP Management, LLC on April 15, 2013.*
(a)(1)(M)	Press Release issued by Royalty Pharma on May 2, 2013.*
(a)(1)(N)	Summary Advertisement as published in The New York Times on May 2, 2013.*
(a)(1)(O)	Summary Advertisement as published in The Irish Examiner and The Irish Independent on May 2, 2013.*
(a)(1)(P)	Announcement issued pursuant to Rule 2.5 of the Irish Takeover Rules issued on May 20, 2013.*
(a)(1)(Q)	Press Release issued by Royalty Pharma on May 20, 2013.*
(a)(1)(R)	Letter to Elan Stockholders from Pablo Legorreta, dated May 23, 2013.*
(a)(1)(S)	Increased All Cash Offer, dated May 23, 2013.*
(a)(1)(T)	Revised Form of Acceptance for Holders of Certificated Elan Shares.*
(a)(1)(U)	Revised Form of Acceptance for Holders of Elan Shares Through CREST.*
(a)(1)(V)	Revised Form of ADS Letter of Transmittal.*
(a)(1)(W)	Revised Form of Letter to Brokers, Dealers, Etc.*
(a)(1)(X)	Revised Form of Letter to Clients.*
(a)(1)(Y)	Announcement issued pursuant to Rule 2.4 of the Irish Takeover Rules issued on May 23, 2013.*
(a)(1)(Z)	Press Release issued by Royalty Pharma on May 23, 2013.*
(a)(1)(AA)	Summary Advertisement as published in The Irish Examiner and The Irish Independent on May 23, 2013.*
(a)(1)(BB)	Announcement issued pursuant to Rule 17.1 and Rule 2.9 of the Irish Takeover Rules on May 24, 2013.
(a)(1)(CC)	Press Release issued by Royalty Pharma on May 24, 2013.
(b)(1)
Form of Senior Secured Bridge Credit Agreement, among State Street Custodial (Ireland) Limited, solely in its capacity as trustee of Royalty Pharma Investments (the “Bridge Credit Borrower”), certain affiliates of the Bridge Credit Borrower from time to time party thereto, each lender from time to time party thereto, Bank of America, N.A., as administrative agent, and JPMorgan Chase Bank, N.A. as syndication agent.*
(b)(2)
Form of Amended and Restated Credit Agreement, among RPI Finance Trust (the “A&R Credit Borrower”), certain affiliates of the A&R Credit Borrower from time to time party thereto, each lender from time to time party thereto, Bank of America, N.A., as administrative agent, and JPMorgan Chase Bank, N.A., as syndication agent.*

(b)(3)
Amended Form of Senior Secured Bridge Credit Agreement, among State Street Custodial (Ireland) Limited, solely in its capacity as trustee of Royalty Pharma Investments (the “Bridge Credit Borrower”), certain affiliates of the Bridge Credit Borrower from time to time party thereto, each lender from time to time party thereto, Bank of America, N.A., as administrative agent, and JPMorgan Chase Bank, N.A. as syndication agent.*

(b)(4)
Amended Form of Amended and Restated Credit Agreement, among RPI Finance Trust (the “A&R Credit Borrower”), certain affiliates of the A&R Credit Borrower from time to time party thereto, each lender from time to time party thereto, Bank of America, N.A., as administrative agent, and JPMorgan Chase Bank, N.A., as syndication agent.*

(b)(5)
Second Amended Form of Senior Secured Bridge Credit Agreement, among State Street Custodial (Ireland) Limited, solely in its capacity as trustee of Royalty Pharma Investments (the “Bridge Credit Borrower”), certain affiliates of the Bridge Credit Borrower from time to time party thereto, each lender from time to time party thereto, Bank of America, N.A., as administrative agent, and JPMorgan Chase Bank, N.A. as syndication agent.*

(b)(6)
Second Amended Form of Amended and Restated Credit Agreement, among RPI Finance Trust (the “A&R Credit Borrower”), certain affiliates of the A&R Credit Borrower from time to time party thereto, each lender from time to time party thereto, Bank of America, N.A., as administrative agent, and JPMorgan Chase Bank, N.A., as syndication agent.*

(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*Previously Filed